                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)



                                  NORSTAN, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (Title of Class of Securities)


                                   656535-10-1
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                                 (CUSIP Number)


                                  PAUL BASZUCKI
                         605 N. HIGHWAY 169, 12TH FLOOR
                               PLYMOUTH, MN 55441
                                 (612) 513-4500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JANUARY 2, 1996
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                      (Date of Event Which Requires Filing
                               of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continued on next page)
                               Page 1 of 5 Pages

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                                  SCHEDULE 13D

CUSIP NO. 656535-10-1                                        PAGE 2 OF 5 PAGES
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  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            Paul Baszucki
            ###-##-####
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/ /
                                                                        (b)/ /
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  3       SEC USE ONLY
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  4       SOURCE OF FUNDS*
               PF
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   / /
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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America and Canada
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   NUMBER OF     7   SOLE VOTING POWER
    SHARES                244,863 shares
                --------------------------------------------------------------
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY               285 shares
                --------------------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
   REPORTING              244,863 shares
                --------------------------------------------------------------
    PERSON      10   SHARED DISPOSITIVE POWER
     WITH                 285 shares
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           245,148 shares
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              / /
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.6%
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 14   TYPE OF REPORTING PERSON*
           IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.10 per share, of Norstan, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name and business address of the Reporting Person is Paul Baszucki, 605
N. Highway 169, 12th Floor, Plymouth, Minnesota 55441. Mr. Baszucki is a director, Co-Chairman of the Board and Chief Executive Officer of the Issuer.

     Mr. Baszucki has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Baszucki is a citizen of the United States of America and Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares acquired by Mr. Baszucki in January 1996 were acquired with personal funds, through payroll deductions under the Issuer's Employee Stock Purchase Plan.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Baszucki holds the Issuer's common stock for investment purposes. He acquired 2,122 shares of common stock in January 1996 pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees of the Issuer. Mr. Baszucki expects to acquire additional shares on an annual basis through his continuing participation in such Plan.

     In March, 1995, Mr. Baszucki sold 12,513 shares of common stock in an open market transaction on the NASDAQ National Market System.

     Mr. Baszucki does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the
                               Page 3 of 5 Pages

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Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to information provided by the Issuer, as of January 2, 1996, there were approximately 4,319,463 shares of the Issuer's common stock outstanding. Mr. Baszucki, at the present time, beneficially owns an aggregate of 245,148 shares of the Issuer's common stock, constituting approximately 5.6% of the outstanding shares (assuming the exercise by Mr. Baszucki of stock options exercisable during the next 60 days for 85,000 shares).

     (b) Mr. Baszucki has sole voting power and sole dispositive power with respect to 244,863 shares, including 156,929 shares held by him directly, 2,934 shares held by him as custodian for his three children, and 85,000 shares which could be acquired by him pursuant to options exercisable during the next 60 days. Mr. Baszucki has shared voting power and shared dispositive power with respect to 285 shares owned by his spouse. The filing of this statement shall not be construed as an admission that Mr. Baszucki is, for the purpose of
Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his spouse, and any ownership interest in said securities is disclaimed.

     (c) Information with respect to transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

                                  SHARES
                                 ACQUIRED      PRICE PER      WHERE
NAME OF PERSON         DATE     (DISPOSED)       SHARE      TRANSACTED
Paul Baszucki        01/02/96      2,122         $20.83      (Note 1)

(1) Shares acquired by Mr. Baszucki from the Issuer pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees.

     (d) Mr. Baszucki's spouse has the right to receive dividends from, or the proceeds from the sale of, the shares held by her. She does not have an interest which relates to more than 5% of the Issuer's common stock.

     (e)  Not applicable.

                               Page 4 of 5 Pages

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 1996

                                   /s/  Paul Baszucki
                                   -------------------------------
                                   Paul Baszucki

                                                                       #259152_1

                                Page 5 of 5 Pages